Exhibit 99.1

SINGAPORE (July 27, 2022) Karooooo Limited (“Karooooo”) reported solid results for the first quarter ended May 31, 2022 (“Q1 2023”), giving management confidence to leave the outlook for the 2023 financial year (“2023”) unchanged.

Karooooo, which owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics (Picup, recently re-named as Karooooo Logistics, given the consolidation of platforms), is a leading provider of insightful real-time data analytics and business intelligence. Karooooo maximizes the value of data through its Internet of Things (“IoT”) SaaS cloud, with an offering that extends beyond connected vehicles and equipment to assisting more than 90,000 diverse enterprise customers (Q1 2022: 76,000+) to digitally transform their on-the-ground operations. This includes systems integration fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting.

Assessing the Q1 2023 results, Zak Calisto, CEO and Founder, said: “With record earnings and cash generation from operating activities, this is a pleasingly solid start to our 2023 financial year. It confirms our robust business model and extends our decade-plus track record of execution and ability to scale operations in variable market conditions.”

Despite global economic headwinds, specifically higher energy and raw material prices and electronic component shortages, we maintained the momentum in our top-line growth. Total revenue was up 28% to ZAR801 million (Q1 2022: ZAR626 million). Revenue growth coupled with ongoing operating efficiencies resulted in profit for the period increasing 44% to ZAR156 million (Q1 2022: ZAR108 million) and earnings per share 42% to ZAR4.96 million (Q1 2022: ZAR3.49)1. Strong free cash flow generation bolstered our robust cash position, notwithstanding our investment in future growth. A net cash and cash equivalents balance of ZAR854 million at the end of Q1 2023 (Q4 2022: ZAR718 million; Q1 2022: ZAR554 million) supported an interim dividend of 60 U.S. cents per ordinary share, declared on April 27, 2022.

The traction in our Southeast Asia operations was particularly encouraging. As COVID-19 disruptions eased, we accelerated the investment in our operations in this region. Among other highlights, Coca-Cola selected Cartrack as their technology partner in the Philippines to strengthen their operations.

Looking ahead, we believe we have multiple levers for expansion and are well positioned to capitalize on a large and growing market opportunity. Our ability to create compelling value from the billions of data points we collect continues to improve, differentiating our offering to enterprise customers. Underpinned by our evolving end-to-end all-inclusive IoT platform, vertically integrated business model, established infrastructure, expanding distribution network and ability to execute, we believe that we have proved that we can scale our customer base in varying market conditions.”

[1]	Adjusted earnings per share (a non-IFRS measure) increased 27% to ZAR4.96 in the first quarter of 2023 (Q1 2022: ZAR3.90). The difference between profit and adjusted profit in the prior period (the first quarter of 2022) is attributable to ZAR10 million once-off IPO costs that are not tax deductible, which were expensed in the first quarter of 2022.

Karooooo Ltd. Announces First Quarter 2023 Unaudited Financial Results

First Quarter 2023 Highlights:

(Comparisons are relative to Q1 2022, unless otherwise stated)

SCALE

●	1,542,772 subscribers in total at May 31, 2022, up 13% (Q1 2022: 1,366,470)

●	Net subscriber additions of 16,800 (Q1 2022: 60,470)

Demand from small to large enterprises, wanting to digitally transform their businesses to remain competitive, supported the growth in subscribers (connected vehicles and equipment on our platform). The traction we experienced in Southeast Asia accounted for most net subscriber additions in this segment.

The sudden significant increases in inflation in many markets globally and flooding in the KwaZulu Natal province from April 2022 initially dampened sales in South Africa with customers exercising more caution amidst looming inflationary pressures. This also translated into higher than normal customer payment defaults. These conditions held our South African subscriber base at similar levels to the previous quarter (Q4 2022). However, trading conditions in South Africa appear to have normalized quickly given the strong demand for Cartrack’s platform and Cartrack’s total net subscriber additions for June 2022 exceeding 18,000, which is above that recorded for the full first quarter of 2023 (March 2022 to May 2022).

Given the value we offer our customers in saving costs and increasing operational productivity, we are confident to leave our outlook for subscriber growth in 2023 unchanged.

GROWTH

●	Total revenue increased 28% to ZAR801 million (Q1 2022: ZAR626 million)

●	Total revenue increased 28% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR709 million (Q1 2022: ZAR606 million)

●	Subscription revenue increased 17% on a constant currency basis (a non-IFRS measure)

●	SaaS Annualized Recurring Revenue (“ARR”), (a non-IFRS measure), increased 14% to ZAR2,851 million as at May 2022 (May 2021: ZAR2,491 million).

●	Profit for the period increased 44% to ZAR156 million (Q1 2022: ZAR108 million)

●	Earnings per share increased 42% to ZAR4.96 (Q1 2022: ZAR3.49)

●	Cash generated from operating activities increased 17% to ZAR319 million (Q1 2022: ZAR273 million)

First Quarter 2023 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended May 31,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %	2022	2021	Y-o-Y %
Subscription revenue	707,481	605,866	17%	-	-	-	1,422	-	100%	708,903	605,866	17%
Other revenue[2]	16,237	17,758	(9)%	-	-	-	-	-	-	16,237	17,758	(9)%
Vehicle sales	-	-	-	50,005	2,569	>100%	-	-	-	50,005	2,569	>100%
Delivery service	-	-	-	-	-	-	26,292	-	100%	26,292	-	100%
Segment revenue	723,718	623,624	16%	50,005	2,569	>100%	27,714	-	100%	801,437	626,193	28%
Cost of Sales	(206,654)	(180,277)	15%	(44,252)	(2,064)	>100%	(20,645)	-	100%	(271,551)	(182,341)	49%
Gross Profit	517,064	443,347	17%	5,753	505	>100%	7,069	-	100%	529,886	443,852	19%
Gross Profit Margin	71%	71%		12%	20%		26%	-		66%	71%
Segment operating profit/(loss)	221,252	171,266	29%	(3,669)	(3,142)	17%	(93)	-	100%	217,490	168,124	29%
Adjusted EBITDA (a non-IFRS measure)	356,969	278,271	28%	(3,424)	(3,142)	9%	199	-	100%	353,744	275,129	29%
Adjusted EBITDA Margin (a non-IFRS measure)	49%	45%		(7)%	(122)%		1%	-		44%	44%

1.	Karooooo acquired 70.1% of Picup in September 2021. Picup was subsequently re-branded and re-named as Karooooo Logistics, given the consolidation of platforms.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 28% and its subscription revenue increased 17% in Q1 2023. Cartrack’s revenue and subscription revenue accounted for 90.3% and 99.8%, respectively, of Karooooo’s revenue and subscription revenue in Q1 2023.

Cartrack generated ZAR724 million in revenue in Q1 2023 of which ZAR707 million was subscription revenue. Cartrack has high revenue visibility, with subscription revenue making up 98% of its total revenue (Q1 2022: 97%).

Revenue contributions from Carzuka and Karooooo Logistics also bolstered Karooooo’s revenue growth.

Carzuka generated ZAR50 million in Q1 2023. The expansion it has shown supports our belief in the scalability and sustainability of Carzuka’s business model and its growth trajectory. We contextualize billions of data points daily, enabling us to truly understand the needs of our customers. Over time we have become aware of much-needed related services from our large data pool. Carzuka is an example of how our ethos of customer-centricity and innovation in solving unique mobility needs, translates in practice. For Carzuka, our vast and growing cloud-based data assets, data contextualization and machine learning capabilities will help ensure vehicles are bought and sold at a fair price. It also offers visibility on vehicle performance and health, customer de-fleeting and customer profiling to understand market demand, which enhances lead generation.

Carzuka will leverage Cartrack’s technology, subscriber base, distribution network, digital marketing capabilities and ability to execute. We expect it to achieve strong growth at scale, providing buyers and sellers with a large volume and variety of affordable, high quality used vehicles. In combination with its intuitive e-commerce platform, Carzuka opened its first physical showroom, strategically located in Eastgate Shopping Centre (Johannesburg). The showroom has the capacity to showcase more than 500 vehicles. Conveniently located, it offers consumers easy access, safety and efficiency. Given Cartrack’s well-established countrywide footprint and expansive distribution network, there are plans for Carzuka to occupy similar spaces strategically located in easily accessible and central hubs in main cities in South Africa.

Karooooo Logistics generated ZAR28 million in revenue in Q1 2023. Since the acquisition of Karooooo Logistics, we have rapidly increased its national presence across sectors, including clients such as Dis-Chem, Pick n Pay’s ASAP, Clicks, Waltons and UCook as more large enterprises understand the value we offer. Karooooo Logistics addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

In ZAR, SaaS ARR (a non-IFRS measure), increased 14% to ZAR2,851 million at May 31, 2022, compared to ZAR2,491 million at May 31, 2021. In USD, SaaS ARR (a non-IFRS measure), increased 1% to USD182.9 million at May 31, 2022, compared to USD181.2 million at May 31, 2021. SaaS ARR was driven by the 13% increase in subscribers, offset by a weaker ZAR. The ZAR to USD exchange rate was ZAR15.59 at the end of May 2022, compared to ZAR13.75 at the end of May 2021. Amounts in ZAR have been translated to USD using exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on May 31, 2022.

Operating Expenses

	Three Months Ended May 31
Figures in Rand Thousands	2022	2021	Y-o-Y %
Karooooo’s Operating Expenses	313,133	276,513	13%
- Cartrack	296,396	272,866	9%
- Carzuka	9,422	3,647	>100%
- Karooooo Logistics	7,315	-	>100%

Karooooo’s operating expenses increased 13% to ZAR313 million in Q1 2023 (Q1 2022: ZAR277 million). We continue to build Carzuka and Karooooo Logistics for scale, with these businesses contributing ZAR9 million and ZAR7 million respectively, to the total operating expenses of the group. The remainder, ZAR296 million, is attributable to Cartrack (Q1 2022: ZAR273 million) and comprises cautious investment for growth offset by ongoing economies of scale, supporting cost containment.

We continue to invest in enhancing Karooooo’s vertically integrated sales and marketing capabilities to drive customer acquisition. For Cartrack, this go-to-market strategy commenced in 2020 with the ramp up in investment peaking in Q1 2022 and then leveling out in the second half of the 2022 financial year. From the high base set in Q1 2022, sales and marketing operating expenses increased 5% to ZAR91 million in Q1 2023 (Q1 2022: ZAR87 million). Sales and marketing operating expenses in Q1 2023 were up 18% and 20% respectively compared to Q3 and Q4 of 2022. We believe this investment in growth positions us well for the long-term and we expect to see the benefit in higher customer acquisition into 2023 and beyond.

Cartrack’s general and administration operating expenses rose 14% to ZAR146 million (Q1 2022: ZAR128 million). Scale benefits and higher staff productivity due to ongoing investment in internal systems, offset by accelerated investment in Southeast Asia, supported this result. Given that the region’s populous and fast-growing economies are considerably underpenetrated, and as economic activity recovers from COVID-19 disruptions, our view is that Southeast Asia presents the greatest opportunity in the medium to long-term. This has accelerated the rebuilding of our operations for scale and execution in this region.

Cartrack’s R&D operating expenses increased 23% to ZAR39 million (Q1 2022: ZAR31 million). Our planned investment in the improvement, enrichment and expansion of our connected cloud platform and internal management systems is focused on enhancing our value proposition to our customers, digitalizing their operations to give them a competitive advantage in dynamic and challenging operating environments.

The trend in Cartrack’s expenses as a relative portion of subscription revenue accord with Karooooo’s long-term financial goals set out on listing on the NASDAQ in April, 2021 and reflect our accelerated investment in growth.

●	Sales and marketing expenses as a percentage of subscription revenue decreased to 12.9% (Q1 2022: 14.4%)

●	General and administration expenses as a percentage of subscription revenue decreased to 20.7% (Q1 2022: 21.1%)

●	R&D expenses as a percentage of subscription revenue increased to 5.5% (Q1 2022: 5.2%)

Building scale in Carzuka and Karooooo Logistics is similarly a function of our investment in future growth, which incurred operating expenses of ZAR9 million and ZAR7 million respectively during the quarter (Q1 2022: ZAR4 million and nil respectively). The business models of Carzuka and Karooooo Logistics have delivered promising results, which we believe indicate scalability and a good growth trajectory in the future. Karooooo’s strong cash generative business model and ability to leverage the untapped network effects of the Cartrack platform will support their growth.

Operating Profit, Adjusted Earnings per share and Earnings per share

Karooooo’s operating profit increased 29% to ZAR217 million in Q1 2023 (Q1 2022: ZAR168 million).

Karooooo’s earnings per share increased 42% to ZAR4.96 in the first quarter of 2023 (Q1 2022: ZAR3.49).

Karooooo’s adjusted earnings per share, a non-IFRS measure, increased 27% to ZAR4.96 in the first quarter of 2023 (Q1 2022: ZAR3.90). The difference between profit and adjusted profit in the prior period (the first quarter of 2022) is attributable to ZAR10 million once-off IPO costs that are not tax deductible which were expensed in the first quarter of 2022.

With strong subscription revenue growth despite the challenging operating environment, and the group’s investment in future growth, favorably offset by the realization of economies of scale and increased staff productivity, Cartrack delivered operating profit of ZAR221 million, up 29%, in the first quarter of 2023, (Q1 2022: ZAR171 million). Cartrack’s operating profit margin expanded to 31% (Q1 2022: 27%).

Carzuka incurred an operating loss of ZAR4 million in Q1 2023 (Q1 2022: ZAR3 million). Karooooo Logistics incurred an operating loss of ZAR93 thousand in Q1 2023 (Q1 2022: Nil).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 29% to ZAR354 million (Q1 2022: ZAR275 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 28% to ZAR357 million (Q1 2021: ZAR278 million). In line with Karooooo’s planned investment for future growth, set out in management’s guidance range for 2023, Cartrack’s Adjusted EBITDA margin (a non-IFRS measure) was 49% for the first quarter of 2023 (Q1 2022: 45%).

Carzuka incurred a loss before interest, tax, depreciation and amortization of ZAR3 million (Q1 2022: ZAR3 million).

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR199 thousand for Q1 2023 (Q1 2022: Nil).

Outlook

We believe Karooooo is well positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers seeking software solutions to successfully digitalize their businesses and improve their operations.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and cash position, gives us multiple levers for expansion. Our investment in marketing and sales, coupled with the realization of economies of scale across our business segments, is expected to generate robust results in the future.

Actual results may differ materially from Karooooo’s outlook due to prolonged pandemic impacts and exchange rate fluctuations, among other factors described under “Forward-Looking Statements” below.

Given Cartrack’s revenue accounts for the majority (Q1 2023: 90.3%) of the group’s revenue, and Carzuka and Karooooo Logistics are both businesses being built for scale, the outlook below relates to Cartrack only.

The strong performance shown in Q1 2023 gives us confidence to leave our guidance unchanged. We expect Cartrack to continue growing within the following ranges for 2023:

●	Number of subscribers between 1,700,000 and 1,900,000

●	Subscription revenue between ZAR2.95 billion and ZAR3.1 billion

●	Cartrack’s Adjusted EBITDA margin between 45% and 50%

Balance Sheet, Liquidity and Cash Flow

Our approach to capital allocation supports Karooooo’s profitability and high cash-generation. We have ample runway to accelerate our revenue growth in excess of our average historical rate and to remain profitable.

The group’s Capital Allocation Committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars, which will be translated into ZAR for reporting purposes.

Cash and cash equivalents at May 31, 2022

Karooooo reported a net cash and cash equivalents balance of ZAR854 million at the end of Q1 2023 (Q1 2022: ZAR554 million). As reported in our results announcement for the year ended February 28, 2022, given our profitability, inherently cash-generative business model and our strong balance sheet, the board declared an interim dividend of 60 U.S. cents per ordinary share on April 27, 2022 which shall be payable entirely out of the Karooooo’s profits. This dividend will be paid on September 12, 2022 to shareholders on record and is supported by our strong cash performance in Q1 2023.

At May 31, 2022, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Mercantile Bank, a division of Capitec Bank Limited.

After paying this dividend, we believe the group has sufficient cash and cash equivalents to invest in accelerated growth in 2023. Should additional investment for growth be required in the 2024 financial year and beyond, we would consider optimizing our capital structure by utilizing our available funding line.

Free Cash Flow (a non-IFRS measure)

Karooooo generated ZAR319 million in cash from operating activities in Q1 2023 (Q1 2022: ZAR273 million), a record since inception.

This result was achieved despite the group’s continued and strategic investment in customer acquisition and long-term growth. Karooooo invested ZAR162 million in Property, Plant and Equipment (“PPE”) and infrastructure in the first quarter of 2023, 37% more than the ZAR118 million invested in the first quarter of 2022.

The group generated Free Cash Flow (a non-IFRS measure) of ZAR157 million in the first quarter of 2023 compared to ZAR155 million in the first quarter of 2022.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with a paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of the 95,350,637 Cartrack minority shares bought by Karooooo.

Taxes, Dividend Policy and Dividend Declaration

Karooooo is headquartered and incorporated in Singapore where dividends are tax exempt.

Dividend Policy (unchanged)

Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend on many factors, including general and economic conditions, financial condition and operating results, available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in our financing agreements, the ability of the group’s subsidiaries to distribute funds to Karooooo and such other factors as the board of directors may deem relevant. The board may, by ordinary resolution, declare dividends at a general meeting of its shareholders, but no dividend shall be payable except out of our profits, and the amount of any such dividend shall not exceed the amount recommended by the board of directors. Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the board of directors may, without the approval of shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of shareholders.

Dividend Declaration

In accordance with the stated dividend policy above, an interim dividend of 60 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2023 financial year, will be paid on September 12, 2022 to shareholders on record as at the close of business on September 02, 2022. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Wednesday, April 27, 2022	Thursday, April 28, 2022
Date of currency conversion and confirmation of record date announcement	Thursday, August 18, 2022	Friday, August 19, 2022
Last date to trade cum dividend	Wednesday, August 31, 2022	Tuesday, August 30, 2022
Shares commence trading Ex-dividend	Thursday, September 01, 2022	Wednesday, August 31, 2022
Record date	Friday, September 02, 2022	Friday, September 02, 2022
Dividend payment date	Monday, September 12, 2022	Monday, September 12, 2022

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, August 31, 2022 and Friday, September 02, 2022, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Friday, August 19, 2022 and Friday, September 02, 2022, both days inclusive.

A summary of the tax considerations applicable to South African shareholders will be included in the currency conversion and confirmation of record date announcement, expected to be published on Friday, August 19, 2022.

Geographical Overview for Cartrack for the First Quarter 2023

South Africa

Cartrack’s subscription revenue in South Africa increased 17% in Q1 2023, compared to Q1 2022. At the end of Q1 2023, we had 1,184,000 subscribers, up 11% on Q1 2022. The lower-than-expected increase was attributable to the weak macroeconomic environment in South Africa and the KwaZulu Natal floods described above. In our view, the impact of further economic headwinds will be offset by customer demand for our value proposition, which enables them to save costs and boost operational productivity in difficult markets. We believe we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

This segment is our second largest revenue contributor, within which Southeast Asia presents the greatest opportunity in the medium to long-term for the reasons already described. With our scalable business model, internationally recognized brand and track record as a successful technology partner to large multi-national brands, we believe our value proposition will find favor in this region, delivering sustainable income to the group.

With COVID-19 imposed operating disruptions in Asia beginning to ease, Cartrack was able to begin scaling operations in this region. This included talent attraction and brand strengthening, which translated into commercial customer wins in Southeast Asia. The number of subscribers in this segment has grown 25% to 156,322 by the end of Q1 2023 (Q1 2022: 124,617). This translated into 19% growth in subscription revenue (18% on a constant currency basis given minimal currency impact during the quarter). While cognizant that it will take around a year to return to pre COVID-19 levels, we are pleased with the traction shown in Q1 2023.

As the pace of Cartrack’s expansion into Southeast Asia (beyond Singapore) moves ahead of historical growth rates, we expect Average Revenue per Subscriber per month (“ARPU”) in Asia to trend closer to that in South Africa.

The group’s strategic office in the United States continues to yield many key insights that have positively contributed to the group.

Europe

This segment delivered robust subscription revenue growth of 14% on a constant currency basis (a non-IFRS measure) driven by subscriber growth of 15%.

Our expansion strategy in Europe remains encouraging, with 132,544 subscribers across the region at the end of Q1 2023 (Q1 2022: 114,767). We plan to increase the pace of our investment in growth in this region in 2023. This will entail reordering teams and growing our presence to position us for expansion into new European markets in six to twelve months’ time.

Africa (excluding South Africa)

This segment remains a positive cash generator and is strategic to Karooooo’s operations in Eastern and Southern Africa. Significant operational reorganization in Q4 2022 gained traction in Q1 2023, with encouraging customer additions. The number of subscribers grew 11% to 69,906 (Q1 2022: 63,081), which translated into 23% growth in subscription revenue on a constant currency basis (a non-IFRS measure).

Looking ahead, we expect that new partnerships with OEMs will support growth in this geography. These partnerships are a springboard for future collaboration, given our commitment to continually enhance the distinctive value proposition we offer our customers across Africa and the rest of the world. These partnerships include Toyota-Connect and Hino-Connect, which give owners (for all new models) access to an integrated suite of innovative mobility solutions through Cartrack’s on-the-ground operations cloud. Toyota-Connect and Hino-Connect deliver transformative benefits to enterprise customers, encompassing system integration and connectivity, customer service and delivery management, fleet safety and administration, risk mitigation and eco efficiency.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, July 28, 2022 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/89199117604

Webinar ID: 891 9911 7604

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,575,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended May 31,
	2022	2021
	(Rand Thousands)
Revenue	801,437	626,193
Cost of sales	(271,551)	(182,341)
Gross profit	529,886	443,852
Other income	737	785
Operating expenses	(313,133)	(276,513)
Sales and marketing	(95,959)	(88,693)
General and administration	(155,189)	(128,675)
Research and development	(41,541)	(32,741)
Expected credit losses on financial assets	(20,444)	(26,404)
Operating profit	217,490	168,124
Initial public offering costs (“IPO”)	-	(10,288)
Finance income	2,842	712
Finance costs	(3,619)	(1,891)
Profit before taxation	216,713	156,657
Taxation	(60,374)	(48,742)
Profit for the period	156,339	107,915

Profit attributable to:
Owners of the parent	153,533	88,275
Non-controlling interest	2,806	19,640
	156,339	107,915

Earnings per share
Basic and diluted earnings per share (ZAR)	4.96	3.49

Adjusted Earnings per share (a non-IFRS measure)
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)	4.96	3.90

KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2022	2021
	(Rand Thousands)
Profit for the period	156,339	107,915
IPO costs	-	10,288
Adjusted profit (a non-IFRS measure)	156,339	118,203

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of May 31, 2022	As of February 28, 2022	As of May 31, 2021
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	1,446,310	1,390,659	1,164,674
Capitalized commission assets	238,128	231,537	213,564
Intangible assets	75,186	77,031	57,389
Goodwill	190,124	186,384	127,694
Loans to related parties	19,400	19,400	19,400
Long-term prepayments	9,333	9,722	11,472
Non-current financial asset	1,359	1,359	-
Deferred tax assets	60,242	58,383	44,191
Total non-current assets	2,040,082	1,974,475	1,638,384
Current assets
Inventories	49,629	25,369	2,616
Trade and other receivables and prepayments	330,704	333,886	321,841
Income tax receivables	7,532	8,818	4,190
Other financial assets	15,305	15,305	-
Cash and cash equivalents	854,222	731,748	553,584
Total current assets	1,257,392	1,115,126	882,231
Total assets	3,297,474	3,089,601	2,520,615
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,142,853
Capital reserve[1]	(3,587,640)	(3,587,640)	(3,587,059)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Foreign currency translation reserve	50,880	28,776	(44,212)
Retained earnings	1,430,056	1,276,523	900,205
Equity attributable to equity holders of parent	2,326,913	2,151,276	1,702,551
Non-controlling interest	26,558	22,905	18,057
Total equity	2,353,471	2,174,181	1,720,608
Liabilities
Non-current liabilities
Term loans	46,694	71,194	9,670
Lease liabilities	69,963	64,784	69,914
Deferred revenue	107,836	108,256	73,921
Deferred tax liabilities	57,242	47,063	39,020
Total non-current liabilities	281,735	291,297	192,525
Current liabilities
Term loans	19,812	18,156	3,784
Trade and other payables	275,682	281,866	297,646
Loans from related parties	1,608	2,134	6,578
Lease liabilities	51,262	47,294	36,677
Deferred revenue	228,823	218,148	193,701
Bank overdraft	1	13,722	-
Income tax payables	83,932	40,918	67,039
Provision for warranties	1,148	1,885	2,057
Total current liabilities	662,268	624,123	607,482
Total liabilities	944,003	915,420	800,007
Total equity and liabilities	3,297,474	3,089,601	2,520,615

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the Non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended May 31,
	2022	2021
	(Rand Thousands)
Net cash flows from operating activities	318,992	273,026
Net cash flows utilized by investing activities	(168,517)	(127,030)
Net cash flows (utilized by)/from financing activities[1]	(36,003)	357,758
Net cash and cash equivalents movements for the period	114,472	503,754
Cash and cash equivalents as at the beginning of the period	718,026	76,098
Translation differences on cash and cash equivalents	21,723	(26,268)
Total cash and cash equivalents at the end of the period	854,221	553,584

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2022	2021
	(Rand Thousands)
Net cash generated from operating activities	318,992	273,026
Less: purchase of property, plant and equipment	(161,728)	(118,163)
Free Cash Flow (a non-IFRS measure)	157,264	154,863

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2022	2021
	(Rand Thousands)
Profit for the period	156,339	107,915
Taxation	60,374	48,742
Finance income	(2,842)	(712)
Finance costs	3,619	1,891
Depreciation of property, plant and equipment and amortization of intangible assets	136,254	107,005
IPO costs	-	10,288
Adjusted EBITDA (a non-IFRS measure)	353,744	275,129
Profit margin	20%	17%
Adjusted EBITDA margin (a non-IFRS measure)	44%	44%

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2022	2021
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	153,533	88,275
Adjust for:
IPO costs	-	10,288
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	153,533	98,563

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	25,305

Basic and diluted earnings per share	4.96	3.49

Adjusted basic and diluted earnings per share (a non-IFRS measure)	4.96	3.90

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended May 31, 2022

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended May 31, 2021, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the Group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended May 31,
	2022	2021	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	708,903	605,866	17%
Conversion impact of other currencies	1,968	-	-
Subscription revenue on a constant currency basis	710,871	605,866	17%

TOTAL REVENUE

	Three Months Ended May 31,
	2022	2021	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	801,437	626,193	28%
Conversion impact of other currencies	2,188	-	-
Total revenue on a constant currency basis	803,625	626,193	28%

DEFINITIONS

Adjusted Profit

Adjusted profit (a non-IFRS measure), is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022).

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022).

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the Group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Picup Technologies (Pty) Ltd (“Picup”)

Karooooo strategically acquired 70.1% of Picup in September 2021 and Picup was subsequently re-branded and re-named as Karooooo Logistics, given the consolidation of platforms.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IOT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of the Annual Report on Form 20-F filed on June 09, 2022.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly-titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.